Filed by Galaxy Digital Holdings Ltd.
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Galaxy Digital Inc.
(Commission File No.: 333-262378)
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By **Shaye Backus** • 5/5/2025

Galaxy
51,579 followers
now •

Last week, we invited the community to submit questions for our AMA as we prepare to list on Nasdaq.

Today, we're offering one final opportunity to take part!

If you have a question for our CEO, Mike Novogratz, or our CFO, Anthony Paquette, now's the time to send it in.

Comment below 💬
Email AMA@galaxy.com 📩
Answers coming soon 🎥

Disclaimer, Additional Information about the Reorganization, the Special Meeting, the Nasdaq Listing and Where to Find It: https://lnkd.in/eGGWaxg4

Galaxy
51,579 followers
6d • Edited •

Galaxy is preparing to list on Nasdaq—and we couldn't be more excited. AMA! ...more galaxy

Additional Information about the Reorganization, the Special Meeting, the Nasdaq Listing and Wher...
galaxy.com

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Disclaimer Link: https://www.galaxy.com/reorganization-special-meeting-nasdaq-listing
Full Text of Disclaimer:
In connection with the proposed reorganization and domestication (the “Reorganization”), Galaxy Digital
Holdings Ltd. (the “Company”) and Galaxy Digital Inc. filed a registration statement on Form S-4 (the
“Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which contains a prospectus that will be used as a management information circular under United States securities law in connection with both (i) the solicitation of votes of the holders of ordinary shares of the Company (the
“Shareholders”) to approve the Reorganization and (ii) the registration of Galaxy Digital Inc.’s shares of
Class A common stock to be issued in connection with the Reorganization. The Registration Statement was declared effective by the SEC on April 7, 2025.
On April 17, 2025, the Company also mailed a management information circular (the “Circular”) and related meeting materials (collectively, the “Meeting Materials”) under Cayman Islands corporate law and
Canadian securities law for the special meeting of Shareholders (the “Special Meeting”). At the Special
Meeting, Shareholders and their duly appointed proxyholders will be asked to consider, and if thought fit, to pass certain resolutions relating to the Reorganization. The Meeting Materials contain important information regarding the Reorganization and related matters, how Shareholders can participate and vote at the Special Meeting, the background that led to the Reorganization and the reasons for the unanimous recommendation of the special committee of independent Company directors, as well as the Company’s board of directors determination that the Reorganization is fair to Shareholders and in the best interest of the Company. Shareholders of record as of the close of business on April 7, 2025, are entitled to receive notice of and vote at the Special Meeting. Broadridge Financial Solutions Inc. (“Broadridge”) is delivering the Meeting Materials to non-objecting beneficial owners (“NOBOs”). Beneficial Shareholders who are
NOBOs can expect to receive a voting instruction form from Broadridge. This communication does not contain all the information that should be considered concerning the Reorganization and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. The Company and Galaxy Digital Inc. may also file other documents with the SEC regarding the Reorganization. The Shareholders and other interested persons are advised to read the
Registration Statement, the Circular and any other documents filed in connection with the Reorganization, as these materials may contain important information about the Company, Galaxy Digital Inc. and the
Reorganization. Anyone interested can also review this FAQ addressing various shareholder questions.
Our listing on Nasdaq is contingent on the Shareholder approval of the Reorganization and final approval of the listing by Nasdaq.
Shareholders and other interested persons may obtain a free copy of the Registration Statement and any other relevant documents filed or that will be filed with the SEC, free of charge, by the Company and
Galaxy Digital Inc. from the SEC’s website at https://www.sec.gov. The Meeting Materials have been filed by the Company on SEDAR+ and are available under the Company’s profile at www.sedarplus.ca.
SHAREHOLDERS ARE ADVISED TO READ THE FINAL VERSIONS OF SUCH DOCUMENTS
BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Copies of the final versions of such documents can also be obtained without charge, when available, via the Company’s investor relations website: https://investor.galaxy.com.
The Company has also engaged TMX Investor Solutions Inc. to assist with the solicitation of proxies.
Shareholders with questions on voting their shares should contact TMX Investor Solutions Inc., by email at INFO_TMXIS@tmx.com, by telephone at 1 (877) 478-5043 (toll free within North America) or for outside North America, call direct at (437) 561-5063.
Forward-Looking Statements
The information in this document may contain “forward-looking statements” within the meaning of Section
27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities
Exchange Act of 1934, as amended (the “Exchange Act”) and “forward-looking information” under
Canadian securities laws (collectively, “forward-looking statements”). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the timing and consummation, if at all, of the Reorganization; listing on the Nasdaq;
continued listing on the TSX; the Special Meeting, including mailing of the Registration Statement and
Meeting Materials; Shareholder approval of the Reorganization; and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,”
“could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,”
“project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this document are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to
us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the inability to complete the proposed Reorganization and/or Nasdaq listing, due to the failure to obtain shareholder and stock exchange approvals, or otherwise; (2) changes to the proposed structure of the proposed Reorganization that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining shareholder or stock exchange approval of the Reorganization; (3) the ability to meet and maintain listing standards following the consummation of the proposed Reorganization; (4) the risk that the proposed Reorganization disrupts current plans and operations; (5) costs related to AI/HPC plans, the transactions, operations and strategy; (6) changes in applicable laws or regulations; (7) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (8) changes or events that impact the cryptocurrency and
AI/HPC industry, including potential regulation, that are out of our control; (9) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (10) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (11) the possibility that there is a disruption or change in power dynamics impacting our results or current or future load capacity; (12) any delay or failure to consummate the business mandates or achieve its pipeline goals (13) technological challenges, cyber incidents or exploits; (14) risks related to retrofitting our existing facility from mining to AI and HPC infrastructure, including the timing of construction and its impact on lease revenue; (15) any inability or difficulty in obtaining financing for the AI and HPC financing on acceptable terms or at all; (16) changes to the AI and HPC infrastructure needs and their impact on future plans at the Helios campus; (17) risks associated with the leasing business, including those associated with counterparties; and (18) those other risks contained in the Registration Statement.
Factors that could cause actual results to differ materially from those described in such forward-looking statements include, but are not limited to, financing and construction terms and conditions, a decline in the digital asset market or general economic conditions; the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of the stated addressable market; the failure or delay in the adoption of digital assets and the blockchain ecosystem; a delay or failure in developing infrastructure for our business or our businesses achieving our mandates; delays or other challenges in the mining and AI/HPC infrastructure business related to hosting, power or construction; any challenges faced with respect to exploits, considerations with respect to liquidity and capital planning and changes in applicable law or regulation and adverse regulatory developments. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward-
looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.
No Offer or Solicitation
This announcement shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Reorganization. In addition, this announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Reorganization or the accuracy or adequacy of this communication.
Disclaimers and Additional Information
The TSX has not approved or disapproved of the information contained herein.